May 28, 2024

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	IperionX Limited
Form 20-F/A for the Fiscal Year ended June 30, 2023
Filed February 20, 2024
Response Dated March 22, 2024
File No. 001-41338

To Whom It May Concern:

On behalf of IperionX Limited (the “Company” or “IperionX”), this letter responds to your letter, dated April 3, 2024 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 20-F/A for the Fiscal Year ended June 30, 2023, filed on February 20, 2024.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 20-F for the Fiscal Year ended June 30, 2023

Information on the Company, page 52

1.
We note that you proposed various revisions to the annual report and technical report summary in response to prior comment 2, pertaining to disclosures of the cut-off grade that would be economic and appropriately utilized in quantifying mineral resources.

We understand that you are unable to support your resource estimates at the end of your prior two fiscal years based on the 0.4% THM cut-off grade disclosed and assumptions set forth in Section 11.8 of the technical report summary, and that you would like to instead report a 1% THM cut-off grade using various revised assumptions, including higher forecasted prices, lower mining costs, and improved recoveries.

We previously observed that the 2.2% THM average associated with your resource disclosures on page 44 appears to be the cut-off grade in your revenue cost break even calculation, based on the assumptions described in the technical report summary. Given this correlation and considering your response, it appears that you will need to revise your estimates of resources and associated disclosures to reflect only those volumes at or above the 2.2% THM cut-off grade. Please consult with the qualified person to arrange for corresponding revisions to the technical report summary.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 2
The types of changes proposed in your response may be considered in an updated or new technical report summary, though would generally not be appropriate as revisions to the prior technical report summary. However, if you commission an updated or new technical report summary in order to support future disclosures and to introduce new assumptions that alter the economic profile of the project, the qualified persons will need to provide details of the revised assumptions and explain how they were determined, as may include identifying the source of new information precipitating and supporting the change.

We suggest that you and the qualified persons refer to the guidance in Item 1302(d)(1)(i)(B) and (ii) of Regulation S-K, regarding the qualified persons evaluation of technical and economic factors likely to influence the prospect of economic extraction, and description of procedures, findings and conclusions. Please also refer to Item 601(b)(96)(iii)(B)(11)(iii), on the reasons for using the selected price and the underlying assumptions, 19(i) on the methods used to demonstrate economic viability, (21) as to additional information or explanations necessary to provide a complete and balanced presentation of the value of the property, and (22) on risks and uncertainties that could reasonably be expected to affect the reliability or confidence in exploration results, mineral resource estimates, or projected economic outcomes.

The content of any updated or new technical report summary that you obtain to support future disclosures should provide clear explanations for any changes in assumptions that materially correlate with project economics, as may include the cut-off grade, prices, costs and quantification of resources, relative to those requirements.

Response 1: We respectfully acknowledge the Staff’s comment and have set forth below the basis upon which materials with THM of 0.4% or greater has economic value, and that a cut off grade of 0.4% is economic and appropriately utilized in quantifying mineral resources estimates at the Titan Project.

The geological nature of mineralization the Titan Project

The highest grade valuable minerals at the Titan Project are typically found within a geologic unit named the McNairy Formation, and is generally split in two “layers” or “seams” named the Upper McNairy and the Lower McNairy, with mineralization at depth ending with the occurrence of the clay-rich Coon Creek formation (Figure 1).

The mineralized portions of the McNairy Formation (>0.4% THM) are typically found beneath a layer of “overburden” material (<0.4% THM) which includes top soil and in some areas sits above and below a layer of “inter-burden” material (<0.4% THM) that occurs between the mineralized Upper McNairy and Lower McNairy layers (>0.4%).

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 3
Figure 1: Titan Project mineral resource estimate long section.

IperionX’s development approach to extraction of valuable critical minerals at the Titan Project is based upon a low impact, sustainable mineral sands methodology – removing the valuable critical minerals via low impact operational parameters and immediately return the non-mineralized material, mostly silica sand, back to the deposit void for reclamation and rehabilitation towards the original land form and flora. This method is the standard approach to the development of mineral sands operations of this nature, employed by the world’s largest mineral sands companies, including Iluka Resources’ extensive global operations.

The benefits of this approach are: (1) it enables a small operating footprint with only limited disturbance of the land at any one time; (2) it facilitates a process of progressive backfill with the non-mineralized material, mostly silica sand, and reclamation without creating long term ‘waste dumps’ or ‘non-mineralized stockpiles’; (3) it is an efficient and low cost method for the development of critical mineral sands deposits reflecting the geological nature of the Titan Project; and (4) it facilitates an efficient “blending strategy” to continuously feed the optimum ratios of the Upper McNairy and Lower McNairy material to meet the required product specification.

Methods which do not employ selective mineral extraction procedures are amongst the most commonly employed in mineral sands, such as wet mining using a dredge and a floating concentrator, employed by a large number of the most significant mineral sand operations globally, including Chemours’ operations in south east USA, Tronox’s Cooljarloo and Ginko operations in Australia, Eramet’s Grande Cote operation in Senegal and Kenmare’s Moma operation in Mozambique. In this method the minerals in a dredge pond are mixed with water in a semi-homogeneous slurry, and there is no ability to selectively to extract material based on a minimum cut off grade within the defined area – with the average grade of the material in that defined area being the determinant of economic value.

The same applies for IperionX’s Titan Project, where a key development concept is that the overburden and inter-burden material within a specified area are required to be co-extracted in order to access the primary mineralized areas. As a result, the most operationally feasible method to economically extract the material is to process all mineralized over-burden and inter-burden material, e.g. material of 0.4% grade or above, resulting in an average grade of 2.2% for all of the material contained within the pit shell. In contrast, it is not economically feasible to selectively mine, haul and stockpile the material prior to rehabilitation.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 4

Figure 2: Titan Project continuous rehabilitation operational cycle.

At the Titan Project it is projected that within a defined pit shell or mineral resource estimate, all material at / or above the bottom cut-off grade of 0.4% is expected to be processed, on the basis that the incremental cost of selectively extracting this material, hauling it to a long term stockpile, and subsequently reclaiming and re-placing the material into the mine void for progressive rehabilitation would be higher than the net cost (operating cost less revenue) of IperionX’s central case method, being the processing of this material, extracting the contained valuable critical minerals for sale and immediately returning the remaining material, mostly silica sand, back to the deposit void.

It is noted that contiguous blocks of low grade material that sit outside of the grade shell, but within the pit shell, e.g. material below 0.4% grade (identified as blank space in Figures 3 and 4), will likely be sent to small, short term or temporary, in-pit stockpiles that are subsequently reclaimed as part of the continuous rehabilitation operational cycle.

A high level comparison of IperionX’s proposed low impact, sustainable mineral sands process of extracting and processing all material of 0.4% THM or greater within a pit shell, which does not require selective mining of material or waste stockpiling, versus a “selective mining and waste stockpile” method is detailed below:

Method 1 – IperionX’s proposed progressive rehabilitation method (Basis for IperionX Mineral Resource Estimate)

A progressive rehabilitation method is the standard approach to the development of mineral sands operations of this nature, employed by the world’s largest mineral sands companies, including Iluka Resources’ extensive global operations.

Under this method, the limited amounts of topsoil and overburden are removed by conventional truck / shovel methods and selectively stockpiled with care (to ensure that the topsoil can be re-applied as part of the final rehabilitation) at the edge of the void, adjacent to where they will be returned as part of progressive rehabilitation. Mineralized material is removed using an excavator, feeding an in-pit unit, and is transported via a pipeline in a slurry to the wet concentrator plant for critical mineral extraction.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 5
This method allows the Titan Project’s two distinct mineralized zones to be extracted and blended in unison to meet market product specifications. Wet waste material, mostly silica sand, from the wet concentrator plant is immediately returned to the pit where it is dewatered and spread via dozers, and then the overburden and topsoil are carefully retuned to allow progressive rehabilitation towards the original land form and flora

Method 2 – Selective mining and waste stockpile method (Not implemented by IperionX)

In order to place the significant volumes of lower grade mineralized overburden and inter-burden into a temporary waste stockpile, and then replace during reclamation, additional open acreage and stockpiling is required to achieve a blended feed stock from the Titan Project’s two distinct mineralized zones.

To achieve this, an additional fleet of excavators and 50-ton articulated trucks would be required to load out the material, stockpile and replace. Once the initial void is opened, the upper mineralized zone, the inter-burden, and the lower mineralized zones would be required to be extracted in unison in order to achieve the specific product blend.

Achieving this would require three distinct teams dedicated to each zone of material, including two additional sets of technical support staff to coordinate in-pit material classification and additional grade control requirements to continuously test material to confirm modelled grade, and two additional survey crews to coordinate layouts of mine design. The inter-burden material would need to be stored for months while the post processing sand from the wet concentration plant partially back-fills the void in order to provide a workable base for rubber tired trucks, as the clay that forms the lower boundary of mineralization will not support the efficient operation of trucks. The stockpiled material would need to be “walked in” to the void with an additional dozer via the construction of a series of mine ramps.

2.
With regard to the changes that will be necessary to report the 2.2% THM cut-off grade, as well as any possible future change to introduce a 1% THM cut-off grade, please confirm that you will remove and no longer report materials having a THM % below your economic cut-off grade in your estimates of mineral resources, notwithstanding any intentions to process such material at your mineral wet concentration plant.

Please include an explanatory note in your amendment to explain how the resource estimates have changed as well as the reasons, including quantification of the material that falls below the cut-off grade and has been removed in restating your resources. Based on the grade tonnage curve on page 27 of the technical report summary, it appears that a significant quantity of material is below your cut-off grade and would therefore not meet the definition of a mineral resource in Item 1300 of Regulation S-K.

Response 2: As detailed in Response 1 and Response 3 of this document, a cut-off grade of 0.4% THM has been determined as an economic cut-off grade for the purpose of the estimation of mineral resources given the nature of mineral extraction and processing methods that would be employed at the Titan Project, including through the development of a 0.4% grade shell which results in an average grade of all material contained within that grade shell of 2.2%.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 6
3.
We understand from your response to prior comment 2 that the cash flow analyses underlying your resource estimates include revenues associated with the sale of subeconomic material that you intend to process through a mineral wet concentration plant (i.e. material having a THM % at or above 0.4% and below the economic cut-off grade), and exclude the costs that would otherwise be incurred in sending the material to a temporary stockpile and then later re-loading and re-placing the material into the mining void to ensure progressive rehabilitation consistent with your mining plan.

Given the significant volume of sub-economic material that you have designated for processing, please explain to us how you intend to fill the mining void to accomplish progressive rehabilitation, describe your plans for discarding the sub-economic material at the concentration plant after processing, and explain to us why you believe that costs associated with both of these activities would not need to be reflected in the cash flow analyses underlying your resource estimates, if this is your view. For example, describe the scope of your progressive rehabilitation plans and clarify whether you regard filling the mining void as an optional activity that you will not complete.

Response 3:  The cash flow analyses underlying the resource estimate include revenues and costs associated with the sale of material contained within a 0.4% grade shell (Figure 3), being only the material that is intended to be processed through a mineral wet concentration plant, and is the material with a THM % at or above 0.4%.

The cash flow analysis has also been run to include all material contained within a pit shell (Figure 4), being the material that is intended to be processed through a mineral wet concentration plant, as outlined in the paragraph above, as well as the material that is considered waste, being the material with a THM % of between 0.0% and 0.4%. The pit shell is representative of a 0.0% cut-off grade (i.e. it contains the total of all of the material that is required to be extracted, including waste, in order to access the mineralized material of 0.4% grade or above contained within the mineral resource estimate).

As described in Response 1 and described in further detail below, the cash flow analysis does not include costs associated with sending material to a temporary long term stockpile and then later re-loading and re-placing the material into the mining void, as these activities do not take place under the progressive rehabilitation strategy consistent with IperionX’s proposed extraction plan.

We respectfully acknowledge your comment and have set forth the basis below for (i) how we intend to accomplish progressive rehabilitation, and (ii) how costs of handling waste have been reflected in our cash flow analysis. Supplementally, we also provide how the boundaries of the Titan Project have been determined.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 7

Figure 3: Titan Project mineral resource estimate contained within a 0.4% grade shell (material contained within the black line).

Figure 4: Titan Project mineral resource estimate contained within a pit shell (material contained within the blue boundary, including waste).

Calculation of prospects of economic extraction

Extraction and processing methods for valuable critical minerals from mineral sand deposits, including the Titan Project, can differ from other “typical” hard rock mineral deposits that require a combination of drilling, blasting, crushing and grinding to process valuable hard rock mineralization.

IperionX has revised its “prospects of economic extraction” calculation to base all key parameters upon the most recent and comprehensive source of information – being the parameters used in the Technical Report Summary – which is presented in Table 1. The calculation includes reclaim / rehandle costs and an estimated incremental in pit management cost for the non-preferred Method 2 – a ‘waste stockpiling’ strategy.

The analysis highlights that given the significant volumes of material above a 0.4% THM grade that are required to be extracted in order to access the primary mineralized areas of the Upper and Lower McNairy, it is more economically beneficial to process this overburden and inter-burden material than it is to selectively extract and stockpile the material prior to rehabilitation.

The analysis also highlights that even without the incremental benefit of revenue received from processing and selling product extracted from this material, the overall unit operating cost of the non-preferred Method 2 – a ‘waste stockpiling’ strategy, is likely to be higher than Method 1 – IperionX’s proposed methodology of extraction.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 8
Additionally, this analysis does not include the incremental capital cost of mine fleet, stockpile clearing, land bonding, series establishment of mine ramps required to execute on Method 2, and the potential loss of license to operate benefits already established by IperionX, including the receipt of permit approvals, in executing a sustainable progressive rehabilitation methodology.

Sources of information:

•	% THM: mineral resource estimate as defined by drilling and metallurgical test work used in the ‘Technical Report Summary’.

•	Price: life of mine pricing as defined in the ‘Technical Report Summary’.

•	Recovery: the recovery factor for each mineral product is as defined in the ‘Technical Report Summary’.

•	Processing, transport, G&A costs & royalties: processing, transport and G&A costs plus royalties are as defined in the ‘Technical Report Summary’.

•	Reclaim / rehandle costs: estimated based upon ‘Technical Report Summary’ costs for these activities.

•	Incremental in pit management: estimated based on high level evaluation of the additional requirements and costs to effectively execute Method 2.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 9
Table 1: IperionX’s “prospects of economic extraction” calculation comparing the net operating cost of Method 1 and Method 2 using key Technical Report Summary parameters.

For the avoidance of doubt, the above analysis has been prepared using the lower cut of grade of 0.4% to compare the relative net outflows of the two extraction methods, on the basis that this material is required to be extracted in order to access the Upper McNairy and Lower McNairy layers, regardless of whether it is processed or not.

IperionX has also undertaken the calculation using the average grade of all material contained within a pit shell (i.e. the mineral resources attributed to a 0.4% cut off grade plus the waste material), which assumes that all material, including the waste, is extracted and processed –presented in Table 2. This calculation also highlights the exceptional economics associated with development of the Titan Project, even if all waste material is processed.

When the average grade of 2.2% of the mineral resource estimate captured within a 0.4% grade shell is modelled, the calculation highlights even greater economics associated with development of the Titan Project.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 10
Table 2: IperionX’s “prospects of economic extraction” calculation based upon the average grade of the Mineral Resource Estimate contained within a grade shell (2.2% average grade) and a pit shell (1.9% average grade) using a progressive rehabilitation methodology.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 11
Cash flow analysis

IperionX’s “prospects of economic extraction” calculation shown in Table 1 is an evaluation of relevant technical and economic factors likely to influence the prospect of economic extraction at the Titan Project, rather than a detailed cash flow analysis. The calculation in Table 1 is focused upon highlighting that the economics of processing all material that is captured within a 0.4% is more favorable than the alternative of not processing material between the cut off grade of 0.4% and the average grade of 2.2% and sending it to a waste stockpile.

The calculations in Table 2 then highlight that the economics of processing all material, including waste material of 0.0% grade contained within a pit shell, is projected to be highly economic.

Further, a calculation developed on the same basis as Table 1 and Table 2 (as set forth in Table 3 below) re-enforces that the extraction and handling of all material contained within the physical bounds of a mineral resource estimate (e.g. the pit shell - all material above a cut-off grade of 0.0%), and subsequent processing of only the material of 0.4% grade or above, has the potential to be highly economic.

The calculation in Table 3 highlights that the extraction and processing of all 431 million tonnes of material contained within a mineral resource estimate using a 0.4% cut-off grade (grade shell) greatly offsets the cost of extracting the “other” 84 million tonnes of waste material between 0% and 0.4% grade (waste contained within a pit shell), which is planned to be managed through the use of small, short term or temporary, in-pit stockpiles that are subsequently reclaimed as part of the continuous rehabilitation operational cycle.

The IperionX mineral resource estimate grade cut-off versus tonnage curve has been provided in Figure 5 for reference, with a cut off grade of 0.0% resulting in a mineral resource estimate of 515 million tonnes with an average grade of 1.93% (i.e. all material contained within the pit shell).

Table 3: Indicative cash flow calculation based upon extraction of all material contained within a Mineral Resource Estimate using a progressive rehabilitation methodology.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 12

Figure 5: IperionX Mineral Resource Estimate grade cut-off v. tonnage curve.

Boundaries of the Titan Project

Figure 2 of IperionX’s Form 20-F/A for the year ended June 30, 2023 highlights the location and boundary location of the properties within which the mineral resource estimate is contained. The mineral resource estimate is a smaller “subset” contained within the property boundaries. For the avoidance of doubt, “Figure 2: Titan Project location of properties containing mineral resources” does not reflect a notional mineral resource estimate pit boundary. Figure 6 below highlights the boundary of the mineral resource estimate within the property boundaries.

IperionX controls these properties, and associated mineral rights, through purchased land, mining leases and options to lease. The property boundaries were determined based on our review of property title documents and surveys with reference to The North American Datum of 1983 (NAD 83).

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 13

Figure 6: Titan Project location of properties containing mineral resources, including mineral resource estimate boundary.

4.
Please coordinate with the qualified persons involved in preparing the technical report summary to ensure that content throughout the report is revised as necessary to present and utilize details regarding the cut-off grade, estimates of resources, cash flow analyses, and the economic assumptions underlying these various measures in a consistent manner. Please similarly revise all corresponding information in your annual report. We suggest that you provide us with the draft amendments for review in advance of filing.

Response 4: We will update the relevant disclosures in our Form 20-F to reflect the analysis highlighted in Tables 1-3.

Division of Corporation Finance Office of Energy & Transportation U.S. Securities and Exchange Commission May 28, 2024 Page 14
General

5.
In your response to prior comment 1 you explain that a Form 6-K was furnished on March 25, 2024 to provide information previously filed in Australia that you had not previously furnished on Form 6-K. However, it appears that you filed an Annual Report to Shareholders in Australia for your fiscal year ended June 30, 2022 on August 26, 2022, which was not included and has not yet been provided on Form 6-K. Please separately furnish this Annual Report to Shareholders.

Response 5: We have furnished on Form 6-K the Annual Report to Shareholders in Australia for the fiscal year ended June 30, 2022.

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We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact our counsel at Gibson, Dunn & Crutcher LLP, Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Marcela Castro

Marcela Castro
Chief Financial Officer